

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 4, 2010

Via U.S. Mail and facsimile to (212) 957-5394

William J. Abbott
President and Chief Executive Officer
Crown Media Holdings, Inc.
12700 Ventura Blvd., Suite 200
Studio City, CA 91604

      RE: **Crown Media Holdings, Inc.**
              Preliminary Information Statement on Schedule 14C
              Filed March 29, 2010
              File No. 0-30700

Dear Mr. Abbott:

      We have completed our review of your filing and have no further comments at this time.

                          Sincerely,

                          /s/ Larry Spirgel
                          Larry Spirgel
                          Assistant Director